K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 19, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)

Post-Effective Amendment No. 188 to the Registration Statement on Form N-1A

Dear Mr. Bartz:

The following are responses to the comments that we received from you by telephone on June 9, 2014 and from you and John Ganley on August 18, 2014 regarding Post-Effective Amendment No. 188 to the Registration Statement on Form N-1A for the American Beacon AHL Managed Futures Strategy Fund (“Fund”), a series of the American Beacon Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2014. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	In the Fund’s Fee Table, the second line item is captioned “Distribution and/or services (12b-1) fees.” Please confirm that the term “and/or” is accurate in describing the Fund’s distribution and service fees.

The Registrant has confirmed that the caption describing the Fund’s Rule 12b-1 fees is accurate.

2.	Please confirm that the contractual expense arrangement referenced in Footnote 3 to the Fee Table will be filed as an exhibit to the Registrant’s post-effective amendment filing pursuant to Rule 485(b) under the Securities Act of 1933.

Securities and Exchange Commission

August 19, 2014

The Registrant confirms that the contractual expense arrangement will be filed as an exhibit to the Fund’s Rule 485(b) filing.

3.	In the “Principal Investment Strategies” section of the Fund Summary, the last sentence of the second paragraph states that the “Fund’s investments will be made without restriction as to issuer capitalization, country, currency, maturity or credit rating. Please supplement the disclosure to state that the Fund’s investments may invest in below investment grade debt securities or “junk bonds.”

The Registrant has included the applicable disclosure as requested.

4.	In the third paragraph of the Principal Investment Strategies section of the Fund Summary, disclose that the Subsidiary is organized under the laws of the Cayman Islands.

The Registrant has included the applicable disclosure as requested. .

5.	With respect to the Subsidiary, please revise the applicable disclosure or provide supplemental information with respect to the following:

a.	Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (“Investment Company Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

The Registrant has revised the disclosure in the “Principal Investment Strategies” section of the Fund Summary to state that “to the extent applicable to the investment activities of the Subsidiary, the Fund and the Subsidiary will comply with the same fundamental investment restrictions on an aggregate basis and will follow the same compliance policies and procedures as the Fund.” The Registrant also discloses in the “Principal Investment Strategies” section of the Fund Summary that “the Subsidiary and the Fund will, in the aggregate, comply with applicable 1940 Act asset coverage requirements with respect to their combined investments in commodity-linked derivatives.”

b.	Disclose that each adviser to the Subsidiary complies with the provisions of the Investment Company Act governing investment advisory contracts (Section 15). Please confirm supplementally, that (1) the Subadvisary pays no fee to the Manager under the Management Agreement between the Subsidiary and the Manager (“Subsidiary Management Agreement”), or to the sub-advisory the Investment Advisory Agreement among the Subsidiary, the Manager and the Trust (“Subsidiary Investment Advisory Agreement”), and (2) such arrangements were approved by the Trust’s Board of Trusties in connection with the Section 15 process pursuant to which the Management Agreement and Investment Advsory Agreemnet with respect to the Fund were approved. The Subsidiary Management Agreement is a material contract, and should be filed as an exhibit to the registration statement.

Securities and Exchange Commission

August 19, 2014

The Registrant currently discloses in the “Fund Management” section of the prospectus under “The Subsidiary” that “the Manager and the sub-advisor are responsible for the Subsidiary’s day-to-day business pursuant to separate agreements with the Subsidiary. Under these agreements, the Manager and the sub-advisor provide the Subsidiary with the same type of management services, under the same terms, as are provided to the Fund.” The Registrant notes that the Fund complies with Section 15(a) of the 1940 Act and the Subsidiary has the same investment advisers as the Fund. The Subsidiary is not a registered investment company under the 1940 Act and therefore is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act. While the Subsidiary is not required to enter into an advisory agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary’s advisory agreement complies with various requirements of Section 15(a).

The Registrant confirms that the Subsidiary pays no fee to the Manager under the Subsidiary Management Agreement or to the sub-advisor under the Subsidiary Investment Advisory Agreement. In this connection, the Registrant notes that the fees payable by the Fund to the Manager under the Management Agreement and to the sub-advisor under the Investment Advisory Agreement are computed based on the average daily net assets of the Fund, including assets invested by the Fund in the Subsidiary. The Registrant also confirms that such agreements were approved by the Trust’s Board of Trustees in connection with the Section 15 process pursuant to which the Management Agreement and Investment Advisory Agreement with respect to the Fund were approved.

The Registrant will file as exhibits to the registration statement the Subsidiary Management Agreement and the Subsidiary Investment Advisory Agreement.

c.	Disclose that the Subsidiary complies with Section 17 of the Investment Company Act governing affiliated transactions and custody. Identify the Subsidiary’s custodian.

The Registrant has included the applicable disclosure in the “Fund Management section of the prospectus under “The Subsidiary.” The Registrant currently identifies the Subsidiary’s custodian in the section of the statement of additional information titled “Other Service Providers.”

d.	Disclose whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income. If the Fund has not received a private letter ruling, its basis for determining that undistributed income from the Subsidiary is qualifying income, such as an opinion of counsel.

The Registrant has disclosed that the Fund has not received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary will be qualifying income. The Registrant notes, in this regard, that almost three years ago the IRS ceased issuing such rulings. Accordingly, in the resulting absence of such a ruling, the Fund is instead relying on the advice of counsel regarding the tax treatment of such income. The Registrant has included the applicable disclosure under “Tax Risks” in the section of the prospectus titled “Additional Information About Principal Risks.”

e.	Disclose whether any of the Subsidiary’s principal strategies or principal risks are principal strategies or principal risks of the Fund.

Securities and Exchange Commission

August 19, 2014

The Registrant has added disclosure in the “Fund Management” section of the prospectus under “The Subsidiary” stating that “[t]he Fund’s principal investment strategies and principal risks reflect the aggregate principal investment strategies and principal risks of the Fund and the Subsidiary.”

f.	Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

The Registrant confirms that the financial statements of the Fund and the Subsidiary will be consolidated.

g.	Please confirm that: (i) the Subsidiary’s expenses will be included in the Fund’s Fee Table; (ii) the Subsidiary and its board of directors will agree to designate an agent for the service of process in the U.S.; (iii) the Subsidiary and its board will agree to the inspection of the Subsidiary’s books and records by the SEC staff; and (iv) that each member of the Subsidiary’s Board will sign the Fund’s registration statement.

The Registrant confirms that: (i) the Subsidiary’s expenses will be included in the Fund’s Fee Table; (ii) the Subsidiary and its board of directors will agree to designate an agent for the service of process in the U.S.; (iii) the Subsidiary and its board will agree to the inspection of the Subsidiary’s books and records by the SEC staff; and (iv) each member of the Subsidiary’s Board will sign the Fund’s registration statement.

6.	In the “Principal Risks” section of the Fund’s Summary, the last sentence under “Credit Risk” states that “[c]redit risk is typically greater for securities with ratings that are below investment grade.” Please add a parenthetical to the end of that sentence stating that below investment grade securities also are known as “junk bonds.”

The Registrant has included the applicable disclosure as requested.

7.	In the Principal Risks section of the Fund Summary, the description of “Derivatives Risk” states that the Fund may use credit default swaps. Disclose in the Fund’s SAI that, if the Fund intends to write credit default swaps, the Fund will segregate assets equal the notional amount of the swaps.

The Registrant confirms that the Fund will not use credit default swaps. Accordingly, the Registrant has deleted the relevant disclosure.

8.	The “Principal Risks” section of the Fund Summary includes Emerging Markets Risk and High Portfolio Turnover Risk, which are not reflected in the “Principal Investment Strategies” section of the Fund’s Prospectus. If applicable, revise the “Principal Investment Strategies” section to disclose that the Fund may invest in emerging markets and may have high portfolio turnover, or delete the related risk disclosure.

Securities and Exchange Commission

August 19, 2014

The Registrant has included the applicable disclosure as requested.

9.	Confirm supplementally that any expenses related to short sales will be reflected in the Fund’s fee table.

The Registrant confirms that expenses related to short sales, if any, will be reflected in the Fund’s Fee Table.

10.	The “Management” section of the Fund Summary lists two portfolio managers for the Fund. Confirm that both individuals are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

11.	The “Principal Risks” section of the Fund Summary includes disclosure regarding risks that are not discussed in the section of the Fund’s prospectus titled “Additional Information About Risks.” The SEC staff believes that Form N-1A, Item 4(b)(1)(i) requires that each of the risks included in the “Principal Risks” section of the Fund Summary, also be included in the statutory prospectus. Please revise the “Additional information About Risks” section of the Fund’s prospectus to include the disclosure currently provided in the “Principal Risks Section” of the Fund Summary.

The Registrant provides a summary of each of the Fund’s principal risks in the “Principal Risks” section of the Fund Summary, as required by Form N-1A, Item 4(b)(1). To the extent that there is additional information to disclose regarding the Fund’s principal risks, the Registrant provides that disclosure under “Additional Information about Principal Risks” section of the Fund’s prospectus as required by Item 9(c). This presentation of the Fund’s risk disclosure is fully compliant with General Instruction C.3(a) to Form N-1A, which states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Indeed, the SEC staff has, in the past, relied on General Instruction C.3(a) to request that the Registrant delete from the “Additional Information About Principal Risks” section of a Fund’s prospectus, disclosure that is duplicative of the disclosure provided in the “Principal Risks” section of the Fund Summary.[1] However, in response to the SEC staff’s request, the Registrant has included in the “Additional Information About Principal Risks” section of the Fund’s prospectus disclosure regarding each of the Fund’s principal risks that supplements the disclosure in the “Principal Risks” section of the Fund Summary.

1Letter to Amy Miller from Kathy Kresch Ingber regarding American Beacon Global Evolution Fund dated February 18, 2014, comment 19.

Securities and Exchange Commission

August 19, 2014

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:        Rosemary Behan

American Beacon Advisors, Inc.